                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.          )*
                                          ---------

                             SI TECHNOLOGIES, INC.
           --------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, $.01 par value
           --------------------------------------------------------
                          (Title of Class of Securities)

                                   783978109
           --------------------------------------------------------
                                 (CUSIP Number)

                              David Mainzer, Esq.
                     Buchalter, Nemer, Fields & Younger
          601 S. Figueroa Street, Suite 2400, Los Angeles, CA 90017
          ---------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 17, 1998
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of  5  Pages
                                        ---


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CUSIP No. 783978109                   13D                 Page  2  of  5  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     J. CARLO CANNELL
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     00
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     UNITED STATES
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                 -0-
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                    959,680
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    -0-
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    959,680
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     959,680
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     25.9%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IA
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 783978109                   13D                 Page  3  of  5   Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     THE CUTTYHUNK FUND LIMITED
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     BERMUDA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               479,840
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  -0-
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  479,840
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     959,680
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     25.9%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     00
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 783978109                   13D                 Page  4  of  5  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     TONGA PARTNERS, L.P.  94-3164039
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     DELAWARE
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               479,840
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  -0-
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  479,840
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     959,680
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     25.9%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     PN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

                                                          Page  5  of  5   Pages
                                                               ---    ---

ITEM 1.  SECURITY AND ISSUER

         This statement relates to Common Stock, $.01 par value per share ("Common Stock"), issued by SI Technologies, Inc., a Delaware Corporation ("SI"). The address of the principal executive offices of SI is 4511 South 134th Place, Tukwila, Washington 98168.

ITEM 2.  IDENTITY AND BACKGROUND

         This statement is filed on behalf of the following persons:

         J. Carlo Cannell ("Cannell") of c/o Cannell Capital Management, 600 California Street, Floor 14, San Francisco, California 94108. Cannell is an investment adviser.

         The Cuttyhunk fund Limited, a Bermuda Company ("Cuttyhunk"), of 73 Front Street, Hamilton, HM 12, Bermuda. Cuttyhunk's principal business is investment.

         Tonga Partners, L.P., a Delaware limited partnership ("Tonga"), of c/o Cannell Capital Management, 600 California Street, Floor 14, San Francisco, California 94108. Tonga's principal business is investment.

         None of the above persons has, during the last five years, been either (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as the result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Cuttyhunk purchased 399,840 shares of Common Stock and two year warrants to purchase 80,000 shares of Common Stock at $8.00 per share ("Two Year Warrants") for $2,000,000, the source of which was Cuttyhunk's working capital.

         Tonga purchased 399,840 shares of Common Stock and 80,000 Two Year Warrants for $200,000,000, the source of which was Tonga's working capital.

ITEM 4.  PURPOSE OF TRANSACTION

         The purpose of the transactions described below is passive investment.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         The aggregate number of shares of outstanding Common Stock is 3,547,123, based on SI's Quarterly Report on Form 10Q, filed with the SEC as of December 15, 1998, for the fiscal year ended July 31, 1998. For the purposes of percentage calculations under this Item 5, the number of outstanding shares is increased to reflect the exercise of the Two Year Warrants on a diluted basis.

         Each of the persons identified in Item 2 is the beneficial owner of 959,680 shares of Common Stock, representing 25.9% of the outstanding Common Stock on a diluted basis, as a result of the following:

         On April 17, 1998, SI issued to Cuttyhunk 399,840 shares of common Stock and 80,000 Two Year Warrants. Pursuant to Rule 13d-3-(d)(l)(i) under the Securities Exchange Act of 1934 (the "Exchange Act"), Cuttyhunk is the beneficial owner of the 80,000 shares of Common Stock subject to the Two Year Warrants because Cuttyhunk has the right to acquire such Common Stock within 60 Days.

         Cannell is the Investment Adviser to Cuttyhunk. Pursuant to Rule 13-d(a) under the Exchange Act, Cannell is the beneficial owner of the 479,840 shares of Common Stock held by Cuttyhunk because Cannell has shared power to direct the voting and disposition of such shares.

         On April 17, 1998, SI issued to Tonga 399,840 shares of Common Stock and 80,000 Two Year Warrants. Pursuant to Rule 13d-3-(d)(l)(i) under the Exchange Act, Tonga is the beneficial owner of the 80,000 shares of Common Stock subject to the Two Year Warrants because Tonga has the right to acquire such Common Stock within 60 days.

         Cannell is the General Partner of Tonga. Pursuant to Rule 13d-3(a) under the Exchange Act, Cannell is the beneficial owner of the 479,840 shares of Common Stock held by Tonga because Cannell has shared power to direct the voting and disposition of such shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         As described above, Cannell has the power to direct the voting and disposition of the Common Stock held by Cuttyhunk and Tonga. Pursuant to Rule 13d-5(b)(l) under the Exchange Act, Cannell, Cuttyhunk and Tonga constitute a group because they have agreed to act together for the purposes of acquiring and holding the Common Stock described above.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit No.        Description
         -----------        -----------
            4.1             Form of Subscription AGreement incorporated by
                            reference to Exhibit 4.1 to the form S-3 of SI filed as of July 31, 1998

            4.2 Form of Subscription Agreement Supplement incorporated by reference to Exhibit 4.2 to the form S-3 of SI filed as of July 31, 1998

            4.3             Form of Warrant incorporated by reference to
                            Exhibit 4.3 to the form S-3 of SI filed as of July 31, 1998

            4.4 Registration Rights Agreement incorporated by reference to Exhibit 4.5 to the form S-3 of SI filed as of July 31, 1998



                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                       December 18, 1998
                                       ----------------------------------------
                                       (Date

                                       THE CUTTYHUNK FUND LIMITED

/s/ J. Carlo Cannell                   By /s/ J. Carlo Cannell
------------------------                 -------------------------------------
J. Carlo Cannell                          J. Carlo Cannell, Investment Adviser

                                       TONGA PARTNERS, L.P.

                                       By /s/ J. Carlo Cannell
                                          -------------------------------------
                                           J. Carlo Cannell, General Partner